

January 20, 2012

Via E-mail
Joe Warusz
Vice President Administration and Controller
Soligenix, Inc.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540

   Re: Soligenix, Inc.
     Form 10-K
     Filed March 30, 2011
     File No. 000-16929

Dear Mr. Schaber:

  We have reviewed your response letter dated December 28, 2012 and have the following comments.

  Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 30, 2011

1. We note your responses to our prior comments 2, 3 and 4 and your proposal to include revised disclosure in your upcoming 10-K for the fiscal year ended December 31, 2011. With respect to this disclosure specifically, and for any disclosure that you intend to revise in response to our comments in this letter, please provide us with a draft of your proposed changes as soon as possible, so that we may have the opportunity to review and comment on the revisions.

Business, page 3

2. We note your response to our prior comment 1 and reissue the comment in part. Please file as an exhibit the written agreement evidencing the grant pursuant to Item 601(b)(10) of Regulation S-K.

orBec License Agreement, page 15

3. We note your response to our prior comment 5 that the license agreement with the University of Texas Medical Branch-Galveston contains no financial obligations to which the company is bound. However, we also note the disclosure on page 15 of your Form 10-K discussing this license which states, "Under the license agreements, we will be obligated to make performance-based milestone payments, as well as royalty payments on any sales of oral BDP." Accordingly, we reissue the comment and ask that you describe the material terms of the license, including the aggregate milestones and royalty payments you will be obligated to make. In addition, please file the license agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Given that orBec is your most advanced product and that a confirmatory Phase 3 study is underway, it appears that this license is material to the company.

RiVax Intellectual Property, page 15

4. Please revise your exhibit index to correctly incorporate by reference the license agreement with UTSW as Exhibit 10.2 by referencing to Exhibit 10.9 to Form 10-KSB filed March 30, 2004.

Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director